The China Fund, Inc.
Registration #	811- 6672
CIK #	0000845379

N-SAR - October 31, 2000
Sub-item 77Q2

Section 16(a) of the Securities Exchange Act of 1934 requires the
Fund's officers and directors, and persons who own more than ten percent of a registered class of the Fund's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the New York Stock Exchange, Inc. The Fund believes that its officers and directors have complied with all applicable filing requirements. Section 30(f) of the Investment Company Act of 1940 extends the reporting requirements under Section 16(a) of the Securities Exchange Act of 1934 to the investment advisers of the Fund and officers and directors of such investment advisers. The Form 4 - Statement of Changes in Beneficial Ownership of Securities for Mr. Joe Rogers was inadvertently filed late by management of the Fund, which had undertaken to file the forms on his behalf.